July 31, 2009

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, DC  20540-7010
Attn:  H. Roger Schwall

RE:	Samson Oil & Gas
Registration Statement on Form F-3/A
File No. 333-153223

Dear Mr. Schwall:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Samson Oil & Gas Limited (the “Company”) hereby requests that the effective date of the Registration Statement on Form F-3/A, Registration No. 333-153223 (the “Registration Statement”), be accelerated so that the same will become effective at 10:00 a.m. Eastern Daylight Time, on August 4th, 2009, or as soon thereafter as practicable.

In connection with this request pursuant to Rule 461, the Company acknowledges the following:

(1)           Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement;  and

(3)           The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise the undersigned at (303) 524-3360 or S. Lee Terry, Jr. at (303) 892-7484 when the order declaring the Registration Statement effective is signed.

Sincerely, /s/ Robyn Lamont Robyn Lamont Chief Financial Officer